CUSIP No. 032159105	13G

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements filed Pursuant

to § 240.13d-1 (b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMREP Corporation

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

032159105

(CUSIP Number)

June 11, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heinrich Bauer (USA) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 825,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 825,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%
12	TYPE OF REPORTING PERSON OO

2

CUSIP No. 032159105	13G

Item 1(a).	Name of Issuer: AMREP Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices: 300 Alexander Park, Suite 204, Princeton NJ 08540

Item 2(a).	Name of Person Filing: Heinrich Bauer (USA) LLC

Item 2(b).	Address of Principal Business Office or if none, Residence: 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632

Item 2(c).	Citizenship: Delaware

Item 2(d).	Title of Class of Securities: Common Stock, $.10 par value

Item 2(e).	CUSIP Number: 032159105

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 825,000 shares

(b)	Percent of Class: 10.3%

(c)	Number of shares as to which each person has:

(i)	sole power to vote or to direct the vote: 825,000 shares
(ii)	shared power to vote or to direct the vote: 0 shares
(iii)	sole power to dispose or to direct the disposition of: 825,000 shares
(iv)	shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

3

CUSIP No. 032159105	13G

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2014
(Date)

HEINRICH BAUER (USA) LLC

By:	/s/ Richard Teehan
RICHARD TEEHAN,
Senior Vice President, Finance and Administration

4